SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 25, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Press release dated July 25, 2002: INSTRUMENTARIUM INTERIM REPORT FOR JANUARY–JUNE 2002

INSTRUMENTARIUM
INTERIM REPORT FOR JANUARY–JUNE 2002

Instrumentarium showed clear growth in earnings per share for first six months. Acquisition of Spacelabs Medical successfully closed in early July.

- **Net sales EUR 489.5 million (for year 2001: EUR 466.2 million)**
- **Operating profit before non-recurring items and amortization of goodwill EUR 54.3 million (EUR 53.0 million)**
- **Income before extraordinary items EUR 51.1 million (EUR 33.1 million)**
- **Earnings per share EUR 0.69 (EUR 0.46)**

GROUP NET SALES AND PROFIT

Instrumentarium's net sales for January–June 2002 were EUR 489.5 million (EUR 466.2 million), an increase of 5% compared to the same period in the previous year. In relative terms, the increase in sales was highest for the Medical Equipment segment, in which the combined sales of Instrumentarium Imaging and Soredex increased 61%. Of the 61% growth, slightly less than half was due to the acquisition in the previous year. Compared to the previous year, the main factor slowing reported sales growth for the Group was the divestment of the Merivaara hospital furniture business in March 2002.

Operating profit before non-recurring items and amortization of goodwill was EUR 54.3 million (EUR 53.0 million). There was clear growth in operating profit for the Anesthesia and Critical Care segment due to improved profitability at Datex-Ohmeda. However, operating profit for the Medical Equipment segment was significantly lower than in the previous year due to the decline in profitability at Ohmeda Medical. Operating profit for Optical Retail increased compared to the previous year. Other operating income was a net EUR 4.3 million (EUR -0.2 million) and primarily comprised gains on the sale of fixed assets. Non-recurring income of EUR 3.2 million was related to the sale of the hospital furniture business. Net financial items were positive at EUR 1.9 million (EUR -11.8 million) due to positive foreign exchange rate differences related to hedging foreign currencies in operations. In the previous year, the differences were negative. Income before extraordinary items was EUR 51.1 million (EUR 33.1 million). Earnings per share were EUR 0.69 (EUR 0.46).

The acquisition of Spacelabs Medical, Inc, announced in March 2002, was closed on July 3, 2002 and Spacelabs now operates within the Instrumentarium Group.

DEVELOPMENT BY BUSINESS SEGMENT

Anesthesia and Critical Care

Net sales for the Anesthesia and Critical Care segment, totaled EUR 335.0 million (EUR 322.6 million), which is 4% higher than in the previous year. North America accounted for 46% of sales, Europe for 35%, the Asia-Pacific region for 14% and the rest of the world for 5%.

Datex-Ohmeda's sales of both integrated anesthesia workstations and stand-alone anesthesia machines grew in the product area of anesthesia, drug delivery and ventilation in all main market areas. Growth was strong in the Asia-Pacific region. Also, sales of service grew. However, in the product areas of patient monitoring, oximetry, accessories and supplies, sales were lower than in the previous year. Overall, patient monitoring sales were at the same level as in the previous year in Europe and the Asia-Pacific region. In North America sales were lower, as there were several large deliveries to Canada scheduled for the comparable period in the previous year.

Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 45.3 million (EUR 37.9 million). The higher operating profit was due to higher sales and an improved gross margin as well as maintaining fixed costs at a similar level as in the previous year at Datex-Ohmeda. Efforts to develop Deio went according to plan and negatively impacted operating profit of the Anesthesia and Critical Care segment by EUR 5.2 million (EUR 5.3 million).

Medical Equipment

Sales in the Medical Equipment segment grew 24% to EUR 96.3 million (EUR 77.8 million). The growth in sales was solely due to the strong increase in sales of diagnostic imaging equipment by Instrumentarium Imaging and Soredex. Net sales at Ohmeda Medical of infant care products were lower than last year.

The combined sales of Instrumentarium Imaging and Soredex were EUR 63.1 million (EUR 39.1 million), representing growth of 61% over the previous year. Slightly less than half of the growth was due to the acquisition of Soredex. Clear growth in sales was recorded in each of the three product areas, mammography, dental and surgical imaging devices. Sales of dental products not related to the acquisition increased by approximately 30%. The combined profitability of the diagnostic imaging divisions was at approximately the same level as in the previous year, due to a lower gross margin. The decline in the gross margin was primarily due to additional costs associated with bringing new products to the market.

Ohmeda Medical's net sales amounted to EUR 32.2 million (EUR 35.6 million), which is 9% less than in the same period for the previous year. The lower sales were due to the injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation since 1 August 2001, related to a patent infringement dispute in the USA. The reduction in sales due to the injunction has partially been compensated for by good growth in sales of other neonatal care products, as well as growth in sales of suction and oxygen therapy products. Ohmeda Medical was profitable for the period although at a clearly lower level than in the same period for the previous year.

In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 3.9 million (EUR 7.9 million). The lower operating profit was due to weaker profitability at Ohmeda Medical.

Optical Retail

Net sales for the Optical Retail segment were EUR 54.1 million (EUR 52.2 million), representing growth of 4% compared to the previous year. Sales in Finland rose slightly for the period. In Sweden sales growth was strong due partly to the acquisitions in 2001. Sales increased clearly also in Estonia. In the Optical Retail segment, operating profit before non-recurring items and amortization of goodwill was EUR 6.0 million (EUR 5.5 million). Profitability developed positively in the second quarter of the year as fixed costs were reduced to correspond to the level of consumer demand.

SPACELABS MEDICAL ACQUISITION

Instrumentarium announced on 22 March 2002 that it has entered into a definitive merger agreement to acquire all of the outstanding common stock of the US-based Spacelabs Medical, Inc. The acquisition was closed on July 3, 2002. Instrumentarium paid USD 14.25 per share in cash or a total acquisition price of approximately EUR 142 million. The acquisition was financed from cash and a credit facility.

Within Instrumentarium, the acquired businesses will continue to operate as Spacelabs Medical division and will continue to directly serve its customers through its existing US sales channel. In international sales to critical care, Spacelabs Medical division will closely co-operate with Datex-Ohmeda's existing sales companies and distributors.

Spacelabs' patient monitoring sales, primarily to critical care in the USA, amounted to approximately EUR 140 million in 2001. In addition, sales of patient monitoring products to other markets approximated EUR 50 million. Spacelabs reported total sales from all businesses of USD 242 million in 2001, and employed 1,200 people.

The acquisition is not expected to substantially impact the global critical care operations of Datex-Ohmeda in markets outside the USA or the US operations of Datex-Ohmeda in anesthesia. The operating profit outlook for Datex-Ohmeda for 2002 remains unchanged. Instrumentarium has engaged an outside financial advisor to assess the strategic alternatives for the areas outside Spacelabs Medical's core business, including "Burdick" operating in cardiology and "Lifeclinic" operating in consumer health.

A number of transition teams covering key operational areas have been formed to facilitate the integration of Spacelabs Medical into Instrumentarium's Anesthesia and Critical Care operations. The goal is to present a final plan for the incorporation of the businesses within 90 days post-closing.

Related to the acquisition, Instrumentarium expects to record non-recurring expenses in income statement of approximately EUR 50 million during 2002 to cover expected restructuring and other one-off costs. Instrumentarium's goal is to rapidly improve operational efficiency in the acquired business and return operations to profitability within a short period of time. The acquisition is expected to generate synergies of approximately EUR 40 million.

FINANCING

Net financial items were positive at EUR 1.9 million (EUR -11.8 million) due to positive foreign exchange rate differences related to hedging. In the previous year, the differences were negative. Interest expenses also decreased due to lower interest-bearing net debt as well as lower interest rates.

Interest-bearing net debt totaled EUR 116.4 million (EUR 214.7 million) at the end of the reporting period. The decrease in interest-bearing net debt of EUR 68,6 million compared to the year-end 2001 was financed through cash flow from operations and sale of businesses. Cash generated from operations totaled EUR 79.5 million (EUR 40.7 million). During the period, working capital was reduced by EUR 38.0 million, primarily due to lowered accounts receivable. Equity ratio was 61.4% and gearing 22%.

R&D EFFORTS AND CAPITAL EXPENDITURE

Research and development efforts were increased compared to the previous year, particularly in anesthesia and critical care as well as in diagnostic imaging, where the increase was also due to the acquisition last year. Total group R&D expenses were EUR 36.5 million (EUR 32.4 million). As a share of revenues, R&D expenses amounted to 8% of net sales for anesthesia and critical care, 9% for diagnostic imaging and 7% for infant care.

The Group's capital expenditure was EUR 15.3 million (EUR 11.7 million) for the period. EUR 8.7 million (EUR 6.1 million) was invested in machinery and equipment, EUR 3.2 million (EUR 1.7 million) in buildings and land, and EUR 3.4 million (EUR 4.0 million) in shares, intangible rights and other long-term expenditure. Planned depreciation amounted to EUR 19.6 million (EUR 19.7 million).

OWN SHARES

The Group owned 222,722 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

PURCHASE OF OWN SHARES, TRANSFER AND INCREASE IN SHARE CAPITAL

The Board of Directors of Instrumentarium Corporation has an authorization to decide to purchase the Company's own shares using funds available for distribution of profits, as well as the transfer of shares purchased, or otherwise already held by the Company, of a maximum number of 2,400,000 shares. In addition, the Board of Directors has an authorization to increase share capital through a rights issue by a maximum of 4,800,000 new shares in one or several lots, deviating from the existing shareholders' pre-emptive rights. The authorizations are in effect until the Annual General Meeting in 2003, though not after March 25, 2003.

BONUS SHARE ISSUE

On 25 March 2002, the Annual General Meeting of Instrumentarium Corporation decided to increase the Company's share capital through a bonus issue, as a consequence the Company's share capital and number of shares doubled. In connection with the bonus issue, the ratio between the share and the ADR quoted on the Nasdaq in the USA was changed, such that one ADR now corresponds to one share.

Following the bonus share issue and the subscription of shares with 1998A stock options the Company has a share capital of EUR 96,413,066 and 48,206,533 shares.

OHMEDA MEDICAL PATENT LAWSUITS IN USA

Ohmeda Medical, which operates as part of Datex-Ohmeda, Inc., has been named defendant in the United States District Court for the Southern District of Indiana in a patent lawsuit filed by Hill-Rom, Inc. in September 2000. On May 29, 2001 the District Court issued a preliminary injunction enjoining Ohmeda Medical from the sale or manufacture in the United States of one product, the Giraffe OmniBed, as applied for by plaintiff Hill-Rom, pending a full trial on the merits of the alleged infringement. The District Court order allowed, however, the delivery of products already ordered by customers.

The jury trial, which is sequenced in two parts, commenced on May 20, 2002. On May 31, 2002, the jury found that the Giraffe OmniBed infringes Hill-Rom's patent. Therefore, at the moment Ohmeda Medical may not offer to sell, sell or manufacture Giraffe OmniBeds in the United States. The second part of the jury trial is anticipated to commence at latest August 2002 or in September 2002 on the issues of damages and willfulness. The district court has the discretion to increase damages up to treble damages, if the jury finds the infringement was willful and, after the court balances certain factors. Ohmeda Medical has filed post-trial motions to ask the Court to set aside the jury verdict on liability and has appealed the jury verdict to the Federal Circuit. Based on all the information available to us, we do not expect the eventual outcome of the trial to have a material negative effect on the financial position of the Instrumentarium Group. Sales of Giraffe OmniBed represented approximately 2% of total net sales for the Instrumentarium Group for the first six months in 2001, before the injunction on the sale and manufacture of the product was issued.

In July 2001, Ohmeda Medical filed a lawsuit against Hill-Rom in the United States District Court for the District of Delaware. The lawsuit claims that, in its new incubator/warmer, Hill-Rom is infringing on two patents granted to Ohmeda Medical. In October 2001, Ohmeda Medical filed another lawsuit against Hill-Rom in the United States District Court for the District of Delaware claiming that it has priority over a patent newly issued to Hill-Rom and the Hill-Rom patent is invalid. In October 2001, Hill-Rom filed a lawsuit against Ohmeda Medical in the United States District Court for the Southern District of Indiana claiming that Ohmeda Medical infringes its newly issued patent. This lawsuit has been transferred to Delaware and the Delaware court has consolidated all three lawsuits. The jury trial is scheduled to commence in April 2003.

PROSPECTS TO THE YEAR END

In the Anesthesia and Critical Care segment, profitability at Datex-Ohmeda improved in the January–June period, compared to the same period in the previous year, which meets the target set for 2002. The acquisition of Spacelabs Medical, which was closed in early July, has not changed expectations on Datex-Ohmeda's profitability. Activities at Deio are being developed in line with previously announced long-term goals.

In the Medical Equipment segment, the combined sales of the diagnostic imaging manufacturers Instrumentarium Imaging and Soredex grew strongly in line with expectations. The combined profitability of the divisions is expected to develop favorably for the remainder of the 2002, compared to the beginning of the year. Sales and profitability at Ohmeda Medical are being negatively impacted by the injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation. Sales of other products by the division are expected to develop according to plan for the remainder of the year. Operating profit at Ohmeda Medical is expected to be lower than for the previous year.

Sales growth in Optical Retail was slower than expected for the first half of the year. For the year as a whole, sales development is expected to be stable and profitability is expected to improve over the level for the previous year.

The outlook for Instrumentarium Group is stable overall. The acquisition of Spacelabs Medical gives Instrumentarium a significant position in the critical care patient monitoring market also in the USA. After giving effect to the synergies, one-time charges and increase in amortization of goodwill, the acquisition is not expected to dilute Instrumentarium's earnings per share after a period of one year following the closing of the acquisition.

INCOME STATEMENT EUR million	4-6/ 2002	4-6/ 2001	**1-6/** **2002**	1-6/ 2001	Change %	1-12/ 2001
Net Sales	245.5	240.6	**489.5**	466.2	+5	1,025.4
Cost of goods sold	-118.1	-115.6	**-230.9**	-220.3	+5	-489.9
Gross Profit	127.4	125.0	**258.6**	245.9	+5	535.5
Selling and marketing expenses	-60.6	-58.5	**-123.4**	-116.0	+6	-244.1
Research and development expenses	-18.8	-17.1	**-36.5**	-32.4	+13	-66.6
General and administrative expenses	-24.3	-21.4	**-48.7**	-44.3	+10	-94.1
Other operating income and expenses, net	0.2	0.5	**4.3**	-0.2		1.3
Operating profit before non-recurring items and amortization of goodwill	23.9	28.5	**54.3**	53.0	+3	132.0
Non-recurring operating income and expenses, net	-0.1		**3.2**			
Amortization of goodwill	-4.2	-4.1	**-8.3**	-8.1	+3	-16.5
Operating profit	19.6	24.4	**49.2**	44.9	+10	115.5
Financing income and expenses, net	2.3	-8.1	**1.9**	-11.8		-11.9
Income before extraordinary items	21.9	16.3	**51.1**	33.1	+54	103.6
Extraordinary income and expenses, net						
Income after extraordinary items	21.9	16.3	**51.1**	33.1	+54	103.6
Income taxes *	-7.8	-5.0	**-18.2**	-11.0	+65	-31.4
Minority interest	-0.0	-0.0	**-0.0**	-0.0		-0.0
Net income	14.1	11.2	**33.0**	22.1	+49	72.1

* Taxes are estimated based on the profit for the period.

The figures in this interim report are unaudited.

DEVELOPMENT BY BUSINESS SEGMENT EUR million	4-6/ 2002	4-6/ ** 2001	**1-6/ 2002**	1-6/ ** 2001	Change %	1-12/ ** 2001
Net sales						
Anesthesia and Critical Care	167.5	166.2	**335.0**	322.6	+4	718.4
Medical Equipment	50.9	42.0	**96.3**	77.8	+24	176.3
Optical Retail	27.1	25.8	**54.1**	52.2	+4	104.3
Other *	0.1	6.6	**4.2**	13.6	-69	26.4
	245.5	240.6	**489.5**	466.2	+5	1,025.4
Operating profit						
Anesthesia and Critical Care	20.5	20.5	**45.3**	37.9	+20	104.8
Medical Equipment	1.7	4.6	**3.9**	7.9	-50	14.1
Optical Retail	3.3	2.3	**6.0**	5.5	+8	10.7
Other *	-1.6	1.1	**-0.9**	1.7		2.4
	23.9	28.5	**54.3**	53.0	+3	132.0
Non-recurring items	-0.1		**3.2**			
Amortization of goodwill	-4.2	-4.1	**-8.3**	-8.1	+3	-16.5
Operating profit	19.6	24.4	**49.2**	44.9	+10	115.5

* Group administration and divested operations.

** Certain prior year balances have been reclassified to conform to the current year presentation.

BALANCE SHEET EUR million	**June 30, 2002**	June 30, 2001	Change %	Dec. 31, 2001
ASSETS				
NON-CURRENT ASSETS				
Intangible assets				
Intangible rights	**4.8**	4.7	+2	4.5
Goodwill	**246.8**	258.8	-5	255.6
Other capitalized expenditures	**5.6**	4.6	+23	5.8
	257.2	268.0	-4	265.9
Tangible assets				
Land and water areas	**5.2**	6.1	-15	6.1
Buildings	**57.2**	59.5	-4	62.8
Machinery and equipment	**38.3**	43.8	-13	43.8
Advance payments and assets under construction	**5.4**	3.2	+68	3.1
	106.0	112.6	-6	115.8
Investments				
Shares and holdings in associated companies	**0.3**	0.1	+135	0.1
Other shares and holdings	**16.1**	17.8	-10	15.2
Receivables from associated companies	**0.1**	0.2	-70	0.1
Loans receivable	**19.1**	9.0	+113	19.1
Treasury shares	**4.1**	4.1	0	4.1
	39.5	31.1	+27	38.5
CURRENT ASSETS				
Inventories	**165.0**	196.0	-16	175.4
Deferred tax asset	**13.5**	19.7	-32	14.4
Receivables				
Accounts receivable	**223.1**	230.8	-3	292.0
Loans receivable	**1.0**	0.9	+13	1.5
Other receivables	**13.9**	15.7	-12	19.8
Prepaid expenses and accrued income	**23.5**	32.3	-27	18.5
	261.4	279.7	-7	331.8
Cash and cash equivalents	**14.5**	20.2	-28	23.8
TOTAL ASSETS	**857.3**	927.5	-8	965.6

BALANCE SHEET EUR million	**June 30, 2002**	June 30, 2001	Change %	Dec. 31, 2001
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY				
Share capital	**96.4**	48.2	+100	48.2
Share premium account	**60.4**	108.0	-44	108.0
Reserve for treasury shares	**4.1**	4.1	0	4.1
Other reserves	**5.0**	4.9	+2	4.9
Retained earnings	**325.9**	283.9	+15	285.1
Net income for the period	**33.0**	22.1	+49	72.1
Total shareholders' equity	**524.8**	471.2	+11	522.4
Minority interest	**0.2**	0.2	+1	0.2
LIABILITIES				
Deferred tax liabilities	**14.7**	19.8	-26	22.6
Long-term liabilities				
Loans from financial institutions	**54.9**	141.9	-61	130.0
Other long-term liabilities	**6.8**	7.0	-4	7.1
	61.6	148.9	-59	137.1
Short-term liabilities				
Loans from financial institutions	**75.5**	92.5	-18	78.2
Advance payments	**5.0**	6.3	-21	3.8
Accounts payable	**43.4**	52.6	-18	58.7
Other short-term liabilities	**17.5**	17.5	0	17.0
Accrued liabilities	**114.5**	118.4	-3	125.6
	255.8	287.3	-11	283.3
Total liabilities	**332.2**	456.0	-27	443.0
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**857.3**	927.5	-8	965.6

CASH FLOW STATEMENT EUR million	4-6/ 2002	4-6/ 2001	**1-6/** **2002**	1-6/ 2001	Change %	1-12/ 2001
Cash flow from operating activities						
Net income	14.1	11.2	**33.0**	22.1	+49	72.1
Adjustments to net income	13.1	18.1	**29.5**	43.9	-33	79.7
Change in working capital	18.3	-10.1	**38.0**	-4.9		-12.5
Net cash provided by (used in) operating activities before interests and taxes	45.8	19.2	**100.8**	61.1	+65	139.3
Interests paid	-1.6	-3.1	**-3.7**	-6.8	-45	-11.1
Taxes paid	-10.8	-7.8	**-17.6**	-13.6	+30	-26.8
Net cash provided by (used in) operating activities	33.5	8.3	**79.5**	40.7	+95	101.4
Cash flow from investing activities						
Acquired companies and businesses	0.0	-1.6	**0.0**	-2.2	-100	-17.0
Investments in other non-current assets	-9.2	-5.7	**-15.3**	-9.3	+64	-26.3
Proceeds from disposition of companies and businesses	1.3	0.3	**18.0**	0.3	+7080	0.3
Proceeds from sale of other non-current assets	1.0	1.7	**2.5**	2.3	+6	3.4
Increase (-), decrease (+) in short-term investments		0.1		0.3		-0.2
Increase (-), decrease (+) in other long-term investments		0.0	**0.0**			-10.2
Net cash provided by (used in) investing activities	-7.2	-5.2	**4.9**	-8.6		-50.0
Cash flow after investing activities	26.3	3.0	**84.4**	32.1	+163	51.4
Cash flow from financing activities						
Dividends paid	-28.9	-24.0	**-28.9**	-24.0	+20	-24.0
Proceeds from issuance of common shares	0.7		**0.7**			
Increase (+), decrease (-) in short-term debt	-3.9	8.6	**10.8**	-6.2		-9.6
Increase (+), decrease (-) in long-term debt	-69.0	5.5	**-75.2**	-4.9	+1446	-16.7
Net cash provided by (used in) financing activities	-101.1	-9.9	**-92.7**	-35.1	+164	-50.4
Net increase (+), decrease (-) in cash and cash equivalents	-74.8	-6.9	**-8.3**	-3.0	+179	1.0
Cash and cash equivalents at beginning of period	90.5	26.6	**23.8**	22.4	+6	22.4
Effect of exchange rate changes on cash	-1.1	0.5	**-0.9**	0.8		0.3
Cash and cash equivalents at end of period	14.5	20.2	**14.5**	20.2	-28	23.8

PER SHARE DATA EUR	**June 30, 2002**	June 30, 2001	Change %	Dec. 31, 2001
Earnings per share	**0.69**	0.46	+50	1.50
Diluted earnings per share	**0.66**	0.46	+43	1.50
Shareholders' equity per share	**10.85**	9.74	+11	10.81
Adjusted average number of shares (in thousands)				
Excluding diluting effect of stock options	**47,957**	47,946	+0	47,946
Including diluting effect of stock options	**49,982**	47,961	+4	48,170
Adjusted number of shares at the end of period (in thousands)	**47,984**	47,946	+0	47,946

NET SALES BY MARKET AREA EUR million	**1-6/ 2002**	1-6/ 2001	Change %	1-12/ 2001
European Union	**186.1**	183.1	+2	395.5
of which Finland	***48.1***	*51.4*	*-7*	*104.3*
Rest of Europe	**16.8**	23.1	-27	47.3
North America	**210.1**	198.3	+6	442.7
Asia-Pacific	**58.4**	45.0	+30	100.8
Rest of the world	**18.1**	16.8	+8	39.0
Total	**489.5**	466.2	+5	1,025.4

AVERAGE NUMBER OF EMPLOYEES	**1-6/ 2002**	1-6/ 2001	Change %	1-12/ 2001
In Finland	**2,006**	1,915	+5	1,990
Outside Finland	**3,311**	3,321	-0	3,327
Total	**5,317**	5,236	+2	5,317

COMMITMENTS AND CONTINGENCIES EUR million	**June 30, 2002**	June 30, 2001	Change %	Dec. 31, 2001
On behalf of				
Instrumentarium	**20.7**	27.7	-25	22.2
Pension commitments	**0.2**	0.2	+4	0.2
Total	**20.9**	27.9	-25	22.5

DERIVATIVE FINANCIAL INSTRUMENTS

Instrumentarium Group uses derivative contracts to hedge against the exchange rate risks associated with cash flows and balance sheet items denominated in foreign currency. Interest rate risks related to the loan portfolio are hedged by using interest rate derivatives.

EUR million	**Fair value June 30, 2002**	**Nominal value June 30, 2002**	Fair value June 30, 2001	Nominal value June 30, 2001	Fair Value Dec. 31, 2001	Nominal value Dec. 31, 2001
Foreign exchange derivatives						
Forwards	**4.8**	**146.0**	-4.5	176.9	0.2	145.3
Options						
Purchased	**0.0**	**19.2**	0.1	77.1	0.1	20.2
Written	**-0.6**	**19.3**	-1.2	65.1	0.0	20.4
Interest rate derivatives						
Futures and forwards					0.0	50.0
IR swaps						
Options						
Purchased	**0.0**	**0.7**	0.0	2.2	0.0	1.5

Unrealized gains and losses in the portfolio of derivative financial instruments are recorded in the income statement under financing income and expenses. Carrying amount of derivative financial instruments equals their fair value.

Statements other than historical facts made in this Interim Report are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risk and uncertainty, because they relate to future events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include among others: 1) increased emphasis on the delivery of more cost-effective medical therapies; 2) the trend of consolidation in the medical device industry as well as among customers; 3) the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory approval processes; 4) changes in governmental laws, regulations and accounting standards; 5) other legal factors including product liability, environmental concerns and patent disputes with competitors as well as safety concerns with respect to marketed products that may lead to product recalls, withdrawals or declining sales; 6) agency or government actions or investigations affecting the industry in general or the Group in particular; 7) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; 8) business acquisitions, dispositions, discontinuations or restructurings by the Group; 9) economic factors over which the Group has no control, including growth rates, changes in inflation, foreign currency rates and interest rates; and 10) risk factors specified in the Form 20-F for the years ended December 31, 2001 and earlier.

INSTRUMENTARIUM CORPORATION
The Board of Directors

Further information:
Juhani Lassila, Group Treasurer, +358 10 394 3422
Sean Donovan, Director, Investor Relations, +358 10 394 3645

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: July 25, 2002

By: ______________________
Matti Salmivuori
Chief Executive Officer

Date: July 25, 2002

By: ______________________
Juhani Lassila
Group Treasurer